

March 21, 2013

Via E-mail
Mr. Frank M. Svoboda
Executive Vice President and Chief Financial Officer
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX   75070

> **Re:**   **Torchmark Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-08052**

Dear Mr. Svoboda:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 33

1. You disclose under risk factors on page 8 that decreases in interest rates could result in calls by issuers and that these calls could result in a decline in your investment income due to reinvestment of the proceeds at lower rates. Please provide us proposed disclosure to be included in future periodic reports of the amount of investments that are callable over the next several years and their weighted-average yields to help show your exposure to lower interest rates.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 – Significant Accounting Policies, 60

2. Please tell us why you did not disclose the information required by ASC 250-10-50-1 regarding your adoption of ASU 2010-26 "Accounting for Costs Associated with

Acquiring or Renewing Insurance Contracts." Refer to ASC 250-10-50-2 that requires disclosure in the annual period of the change. Also, tell us other accounting standards you adopted in 2012 and why you did not provide the required disclosure.

<u>Note 6 – Acquisition, page 77</u>

3. Please tell us how your application of the purchase method to account for Family Heritage business combination complies with the acquisition method descripted in ASC 805. Provide us proposed revised disclosure to be included in future periodic reports, as necessary, to comply with the acquisition method including:
   - how you record assets acquired and liabilities assumed;
   - how you determine the value of goodwill; and
   - how you treat acquisition costs.

<u>Part III, page 110</u>

4. We note that in Part III you incorporate by reference certain information from your definitive proxy statement filed March 18, 2013. Please note that we are currently reviewing this Part III information and may have additional comments on your disclosure. If so, we will provide our comments in a subsequent letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant